Via Edgar

August 21, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 1 to Draft Registration Statement on Form F-4 Filed July 1, 2024
CIK No. 0002025774

Dear Mr. Danberg:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” or “our”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 29, 2024 (the “Comment Letter”) with respect to the Amendment No.1 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission with the Commission on July 1, 2024 (the “Amendment No.1”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

The Company has revised the Amendment No.1 in response to the Staff’s comments and is concurrently submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Cover Page

1.	We note your disclosure that “[t]he Globalink Board does not plan to obtain a fairness opinion related to the Business Combination.” You further state on page 35 in the prospectus summary that “[t]he Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the Globalink stockholders and recommends that the Globalink stockholders adopt the Merger Agreement and approve the Business Combination.” Please also include the disclosure here.

Response: In response to the Staff’s comment, we revised the cover page and page 35 of Amendment No. 2 to include the requested disclosure.

2.	We note your disclosure that the Sponsor, its affiliates and promoters are not receiving compensation in connection with the Business Combination and the PIPE Investment. We further note disclosure on page 221 reflecting outstanding advances due to an affiliate of the Sponsor. Please revise to provide all the disclosures pursuant to Item 1603(a)(6) of Regulation S-K. Please also revise your Conflicts of Interests disclosures on page 42 and throughout your proxy statement/prospectus as applicable.

Response: In response to the Staff’s comment, we revised our disclosure on pages 14, 15, 42, 98, 116 and 125 of Amendment No. 2 to include the disclosures pursuant to Item 1603(a)(6) of Regulation S-K and disclosures throughout Amendment No. 2 to illustrate the interests Globalink’s sponsor and its affiliates, directors and officers have in the Business Combination.

3.	We note the disclosure that the Sponsor, its affiliates and promoters will not receive any securities of Globalink or PubCo in connection with the Business Combination and the PIPE Investment. Please clarify to disclose that the Sponsor will have an equity interest in the Combined Company after completion of the Business Combination. We note your disclosure on page 16.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 15, 35, 98, 116, and 125 of Amendment No. 2 to clarify that the Sponsor will have an equity interest in the Combined Company after the consummation of the Business Combination.

4.	We note your disclosure that “if Globalink does not consummate the Business Combination and fails to complete an initial business combination by July 9, 2024 (or up to December 9, 2024 if Globalink’s time to complete a business combination is extended pursuant to the Globalink Charter), Globalink will be required to dissolve and liquidate.” Please revise to clarify that if Globalink anticipates that it may not be able to consummate its initial business combination in time, Globalink may, by resolutions of its Board, if requested by its Sponsor, extend the period of time to consummate a business combination on a monthly basis to until December 9, 2024, subject to its Sponsor depositing additional funds into the Trust Account.

Response: In response to the Staff’s comment, we revised our disclosure throughout Amendment No. 2 to clarify that if Globalink anticipates that it may not be able to consummate its initial business combination in time, Globalink may, by resolutions of its Board, if requested by its Sponsor, extend the period of time to consummate a business combination on a monthly basis to until December 9, 2024, subject to its Sponsor depositing additional funds into the Trust Account.

5.	We note that certain shareholders agreed to waive their redemption rights with respect to any shares of Globalink common stock they may hold in connection with the consummation of the Business Combination. Please disclose any consideration provided in exchange for these waivers. Refer to Item 1603(a)(8) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 13, 42, 97, 116, 117, 125, 249, 268, F-25 and F-45 of Amendment No. 2 to disclose the consideration provided in exchange for these waivers.

6.	Please revise the cover page of your proxy statement/prospectus to disclose the number of securities being registered on this registration statement. See Item 501(b) of Regulation S- K.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 2 to disclose the number of securities being registered on this registration statement on Form F-4.

Share Calculations and Ownership Percentages, page 6

7.	We note the assumption here that the number of PubCo ordinary shares to be issued in connection with conversion of Globalink’s public and private rights is 1,207,000. However, elsewhere in the proxy statement/prospectus, you note that Globalink Rights Holders are expected to own 1,150,000 shares of PubCo common stock. Please reconcile these disclosures or advise.

Response: In response to the Staff’s comment, we revise our disclosure on pages 6 and 242 of Amendment No. 2 to clarify that all of Globalink’s private rights, or 570,000 private rights, are held by Public Gold Marketing Sdn. Bhd., whose ownership in PubCo following the consummation of the Business Combination is listed individually in the ownership tables. In connection with this, we revised ownership tables throughout Amendment No. 2 to indicate that Globalink Public Right Holders are expected own 1,150,000 PubCo ordinary shares following the consummation of the Business Combination.

Questions and Answers About the Special Meeting and the Proposals

Q: Do any of Globalink’s directors or officers have interests that may conflict with my interests with respect to the Business Combination, page 13

8.	Please revise your disclosure to discuss the number of extensions of the period of time Globalink has to consummate the initial business combination that have been exercised and the corresponding amounts that have been deposited into the Trust Account by the Sponsor.

Response: In response to the Staff’s comment, we revised our disclosure on pages 14, 42, 98, 116 and 125 of Amendment No. 2 to discuss the number of extensions of the period of time Globalink has to consummate the initial business combination that have been exercised and the corresponding amounts that have been deposited into the Trust Account by the Sponsor.

Q: What equity stake will current Globalink stockholders, Alps Holdco Shareholders and PIPE Investors hold, page 13

9.	We note your statement here that the maximum redemption scenario “represents the maximum redemptions that may occur, which would still allow Globalink to have consolidated net tangible assets of at least $5,000,001” and similar statements for other redemption scenarios presented in the proxy statement/prospectus. In light of the $40 million PIPE Investment entered into with certain investors on June 4, 2024 and June 5, 2024, please clarify why there is any level of redemptions that would result in Globalink failing to satisfy the net tangible asset requirement.

Response: We respectfully advise the Staff that the closing conditions set forth in the Merger Agreement is as follows:

“The consummation of the Business Combination is conditioned upon, among other things, (i) the absence of any applicable law or order restraining, prohibiting or imposing any condition on the consummation of the transactions contemplated by the Merger Agreement, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (if applicable), (iii) receipt of any consent, approval or authorization required by any Authority (as such term is defined in the Merger Agreement), (iv) there being no action brought by any Authority to enjoin or otherwise restrict the consummation of the Closing, (v) Globalink having at least $5,000,001 of net tangible assets either immediately prior to, and PubCo shall have net tangible assets of at least $5,000,001 upon consummation of the Business Combination.”

As such, the net tangible asset requirement is both pre and post business combination. As such since the $40 million PIPE is being obtained and secured by Alps Holdco, the net tangible assets test pre business combination is not met for Globalink as a standalone entity.

We also respectfully advise the Staff that the parties are considering waiving the requirement of having a consolidated net tangible assets of at least $5,000,001 immediately prior to the consummation of the Business Combination. If and when such waiver is effected, we will update the proxy statement/prospectus throughout, including the redemption tables, to reflect the same.

10.	Please expand the table in this Question & Answer to show the 25%, 50% and 75% redemption scenarios presented on page 16 and elsewhere in the proxy statement/prospectus. We also note your inclusion of the term “Maximum Contractual Redemptions” here. Please revise your tabular dilution information throughout your filing to present the information consistently.

Response: In response to the Staff’s comment, we revised the tables throughout Amendment No. 2 to show the 25%, 50% and 75% redemption scenarios, included a definition of the term “Maximum Contractual Redemptions” on page 49 of Amendment No. 2 and used the “Maximum Contractual Redemptions” throughout Amendment No. 2 for consistency. We also revised the tabular dilution information throughout Amendment No. 2 to present the information consistently.

11.	Here and in the other presentations of share ownership that assume that no Earnout Shares are issued, please clarify that subject to achieving certain revenue milestones the maximum number of Earnout Shares that could be issued is 48,000,000 and that investors would experience additional dilution to the extent any Earnout Shares are issued.

Response: In response to the Staff’s comment, we have revised our disclosure on page 13 and throughout Amendment No. 2.

Summary of the Proxy Statement/ Prospectus

Alps Holdco, Page 27

12.	Please revise the summary to provide a balanced presentation of Alps Holdco’s current operations by disclosing that Alps Holdco currently has no product candidates approved for commercial sale and has not generated any revenue from the sale of product candidates. Please also clarify that Alps Holdco primarily generates revenues from general healthcare and other wellness services.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Summary of the Proxy Statement/Prospectus on page 27 of Amendment No. 2.

Parent Representative, page 28

13.	We note your statement that the Sponsor “is acting as the Parent Representative for the purpose of representing, from and after the Effective Time, the stockholders of Globalink.” Please clarify the role of the Parent Representative or otherwise explain the way in which the Parent Representative will represent the previous stockholders of Globalink after the Business Combination. Please provide corresponding disclosure for the Seller Representative.

Response: In response to the Staff’s comment, we revised the disclosure on page 28 of Amendment No. 2 to clarify the role of the Parent Representative before and after the Business Combination and included corresponding disclosure for the Seller Representative.

Summary of the Proxy Statement/ Prospectus

Termination, Page 29

14.	Please clarify if the Outside Closing Date and related provisions are measured from the January 30, 2024 execution of the initial Merger Agreement or from the May 20, 2024 execution of the amended and restated Merger Agreement.

Response: The Company respectfully advises the Staff that the Outside Closing Date and all related provisions are calculated from May 20, 2024, the date of the amended and restated Merger Agreement. We have revised the disclosure on page 29 of Amendment No. 2 accordingly.

Globalink Board’s Reasons for the Approval of the Business Combination, page 34

15.	Please provide the source or basis for your claims in this section. For example, we note your statements regarding various industry trends on page 34 and statements regarding the growth potential of Southeast Asia on page 35. We also note your statement on page 35 that Alps’ “skilled, multilingual and cost-effective labor force contributes to a low burn rate relative to many typical biotech companies solely focused on R&D, giving Alps a longer runway and without compromising on quality, which enables Alps to have a competitive advantage and pursue its pipeline developments” and on page 122 that “Alps adopts a business model that generates revenue through multiple revenue streams with relatively low overhead costs.” Please substantiate these statements, including a quantification of Alps’ low burn rate relative to other biotech companies.

Response: In response to the Staff’s comment, we revised our disclosures on pages 34, 35, 122, 123 and 124 of Amendment No. 2 to provide the sources for our claims in this section, and substantiated the above-referenced statements through qualification.

16.	Please revise to provide the information required by Item 1606(c) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and pages 35, 104, and 129 of Amendment No. 2 to provide the information required by Item 1606(c) of Regulation S-K.

Fairness Opinion, page 35

17.	We note your statement that the Globalink Board does not plan to obtain a fairness opinion in connection with the Business Combination. Receipt of a fairness opinion appears to be a condition to Globalink’s obligation to close the transaction pursuant to Section 10.2(k) of the Amended and Restated Merger Agreement. Please revise your disclosure to explain what consideration the Globalink Board gave to seeking a fairness opinion, including any steps taken to seek a fairness opinion and if any financial advisors declined or were otherwise unable or unwilling to provide a fairness opinion. To the extent the Board has, or intends to, waive the fairness opinion closing condition, please include appropriate disclosure throughout the proxy statement/prospectus.

Response: In response to the Staff’s comment, we revised our disclosure on pages 15, 28, 35 and 125 of Amendment No. 2 to include disclosure on the consideration the Globalink Board gave to seeking a fairness opinion, including the steps taken, and that no financial advisor declined or were otherwise unable or unwilling to provide a fairness opinion. Additionally, we disclosed throughout the proxy statement/prospectus that the Board intends to waive the fairness opinion as a closing condition.

Implication of Being an Emerging Growth Company, page 39

18.	Please clearly state your election under Section 107(b) of the JOBS Act. If you do not believe the election would impact the PubCo as an IFRS filer, please revise to disclose that effect.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No.2 to state the Company’s election to be treated as an emerging growth company and that is election would not impact PubCo as an IFRS filer.

Interests of Certain Persons in the Business Combination, page 42

19.	We note your disclosure on page 221 regarding various promissory notes between the Company and PGM noting that such notes are repayable upon consummation of an initial Business Combination. We further note your disclosure on page F-13 regarding “a familial relationship between the Sponsor and a 95% shareholder of Public Gold Marketing Sdn. Bhd” and your disclosure on page F-14 that “[a]s of March 31, 2024 and December 31, 2023, the total of the promissory notes are reflected on the consolidated balance sheets as $2,640,649 and $1,757,255, respectively.” Please revise your disclosure in this section and throughout your proxy statement/prospectus as applicable to disclose the outstanding promissory notes and familial relationship as an interest of the Sponsor.

Response: In response to the Staff’s comment, we revised the cover page, pages 5, 14, 42, 98, 116, 125 and throughout Amendment No. 2 to disclose the outstanding promissory notes and familial relationship as an interest of the Sponsor.

Dividend Policy, page 51

20.	Please reconcile your statement here that it is presently intended that the Combined Company “retain most,” if not all, of its available funds and any future earnings for use in business operations and expansion with your statement on page 87 that “[t]he Combined Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future.” Please clarify the intended dividend policy of the Combined Company, including whether you intend to distribute any portion of available funds to shareholders. Additionally, please clarify if you intend to use retained earnings for debt repayment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 87 of Amendment No. 2 to clarify that the Combined Company does not anticipate declaring or paying any dividends in the foreseeable future. Additionally, there are no current plans to use retained earnings for debt repayment.

Risk Factors

Risks Related to Development of Our Product Candidates

Our current product candidates are in preclinical development and have never been tested in humans..., page 57

21.	We note your statement that “the joint development of oral Cholera vaccine cannot be carried out in a geographical location with close proximity to where we operate.” Please explain why this is the case either here or elsewhere in the prospectus/proxy statement.

Response: The Company respectfully acknowledges the Staff’s comment and clarifies that Cholera is currently prevalent only in certain countries, such as India and Pakistan. In view of the foregoing, Malaysia does not have sufficient data on cholera incidence to conduct clinical trials compared to other endemic regions. Effective vaccine development requires comprehensive epidemiological data to understand the disease burden, strain variations, and vaccination needs. The absence of robust data limits the ability to accurately assess the impact of the development of cholera vaccine. In addition, the absence of local facilities tailored for bacterial fermentation for human use means that the development of Cholera in Malaysia is impractical.

The Company has revised its disclosures on pages 57 and 178 of Amendment No. 2 accordingly.

The manufacturing operations of our potential product candidates including but not limited to cosmetics products infused with exosomes..., page 62

22.	We note your disclosure that you are not capable of manufacturing the finished cosmetics products such as facial masks and face serum infused with exosomes in-house and that you rely on a single supplier. At an appropriate section of your filing, please describe this supplier and the material terms of any agreement with this supplier or provide an analysis explaining why you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as of the date hereof, the Company has not entered into any agreements with supplier(s) regarding the manufacture of the finished cosmetics products. The Company has revised its disclosure on page 62 of Amendment No. 2 accordingly.

Alps relies on intellectual property that is jointly developed with third parties which exposes Alps to risks..., page 64

23.	Please revise the risk factor disclosure to disclose that Alps’ Research Collaboration Agreement with University Science Malaysia for cancer data and related research and development has expired. We note your disclosure on page 185.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of Amendment No. 2.

Risk Factors

Risk Related to Government Regulation

Fluctuations in exchange rates could adversely affect Alps’ business and the value of its securities., page 67

24.	We note your statement that “[t]o the extent the USD increases in value relative to the RM, our margins may be adversely affected.” Please provide a more detailed explanation of how changes in the value of the RM and USD impact your business, financial condition, results of operations and liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of Amendment No. 2

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against PubCo..., page 91

25.	Please revise to tailor the risk factor disclosure to your facts and circumstances and clarify, if applicable, that a majority of the Combined Company’s officers and directors are located outside of the United States.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 91 of Amendment No. 2.

Board of Directors and Management Following the Business Combination, page 114

26.	You state on page 24 that upon the Closing of the Business Combination, all of the officers of Alps Holdco will become the initial officers of PubCo and shall hold office until their respective successors are duly elected or appointed and qualified. Based on this disclosure here, it does not appear that you expect to appoint a Chief Financial Officer following the Business Combination. Please clarify if you intend to appoint a Chief Financial Officer upon the Closing of the Business Combination. If not, please revise your risk factor disclosure on page 54 to note that you expect to continue operating without a Chief Financial Officer for the foreseeable future.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 24, 33, 54 and 114 of Amendment No. 2 to reflect Alps’ intention to appoint a Chief Financial Officer following the Business Combination. Alps is currently in the process of evaluating and selecting suitable and qualified candidates for this role.

Escrow Agreement, page 114

27.	Please expand on this section to explain why five percent of the Merger Consideration will be held in escrow following the closing of the Business Combination. Your disclosure should explain the conditions and timeframe under which such Escrow Shares may be disbursed from escrow.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 2.

The Sponsor, its Affiliates, and Promoters , page 115

28.	Please expand on your description of the material roles and responsibilities of the Sponsor, its affiliate and promoters to describe the specific roles of the controlling person and two promoters. We also note your statement that “[a] promoter of the Sponsor, Lin Ding Jie, who holds 22.5% of the equity interest in the Sponsor, has previous experience in organizing special purpose acquisition companies.” Please revise to briefly describe the previous experience noted here. Refer to Item 1603(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we revised page 115 of Amendment No. 2 to expand on our description of the material roles and responsibilities of the Sponsor, its affiliate and promoters to describe their role in managing Globalink, if any, since Globalink’s inception, and to clarify that Lin Ding Jie did not previously have any experience in organizing special purpose acquisition companies prior to co-founding Globalink.

29.	We note your statement that “[n]o agreement, arrangement, or understanding has been made between the Sponsor and Globalink or Globalink’s officers, directors, and affiliates with respect to determining whether to proceed with a de-SPAC transaction, including the Business Combination.” Please revise this statement to discuss the Insider Letter and file such agreement as an exhibit to your registration statement or provide an analysis explaining why it is not necessary. Refer to Item 1603(a)(5) and Item 601(b) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on page 115 of Amendment No. 2 to clarify that Globalink’s officers, directors, the Sponsor and PGM have agreed to vote all their share of Globalink common stock in favor of an initial business combination, including the Business Combination, and that Globalink’s officers, directors, the Sponsor and PGM will enter into a support agreement whereby they will agree to vote all their shares of Globalink common stock in favor of the transactions contemplated by the Merger Agreement.

We respectfully advise the Staff that the Insider Letter has been filed as Exhibit 10.1 to Amendment No. 2.

Background of the Business Combination, page 119

30.	Please significantly expand the disclosure in this section to explain how the transaction structure and consideration evolved during the negotiations, including any discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction. Please revise the section to address, including but not limited to, the following:

●	include a description of the negotiation of the Earnout Shares, Insider Letter, Escrow Agreement and the Globalink Support Agreement as well as any agreement to waive redemption rights that was negotiated after the completion of Globalink’s initial public offering;

Response: In response to the Staff’s comment, we revised our disclosure on pages 119 through 122 of Amendment No. 2 to disclose the negotiation of the Earnout Shares, the Escrow Agreement, and the Globalink Support Agreement.

We respectfully advise the Staff that the Insider Letter was entered into contemporaneously with Globalink’s initial public offering in December 2021, and other than the Insider Letter and the Globalink Support Agreement, that there was no other agreement waiving redemption rights that was entered into or negotiated after the completion of Globalink’s initial public offering.

●	explain how Globalink and Alps reached the pre-money valuation, with Alps indicating an expected range of $1.5-1.7 billion. We also note your statements that the non-binding letter of intent entered into on October 23, 2023 included a $1.5 billion pre-money valuation, which was increased to $1.6 billion on December 14, 2023;

Response: In response to the Staff’s comment, we revised our disclosure on page 120 of Amendment No. 2 to explain how Globalink and Alps reached the pre-money valuation, with Alps indicating an expected range of US$1.5-1.7 billion, and the reasons for increasing the $1.5 billion pre-money valuation to $1.6 billion.

●	describe any discussions about the need to obtain additional financing for the combined company, including the events and negotiations that led to the PIPE Investment. In this regard, describe who selected the potential PIPE investors, disclose the relationships, if any, the PIPE investors have with Globalink, the Sponsor, the target and its affiliates, and the placement agent, and how the terms of the PIPE transaction were determined. Additionally, please describe any valuations or other material information about Globalink, Alps, or the de-SPAC transaction provided to the potential PIPE investors;

Response: In response to the Staff’s comment, we revised our disclosure on pages 120 through 122 of Amendment No. 2 to describe the PIPE Investment and the information provided to the potential PIPE investors.

●	expand the disclosure to describe the meetings and the material terms discussed. For example, with respect to the meeting held on August 18, 2023 regarding a potential transaction between Globalink and Alps, please clarify the identity of the business advisor and disclose if they are affiliated with Alps or Globalink. Please also note if this meeting was initiated by Mr. Lim or the business advisor; and

Response: In response to the Staff’s comment, we revised our disclosure on page 120 of Amendment No. 2 to describe the meeting and the material terms discussed, clarified the identity of the business advisor and their relationship with Alps and Globalink, and noted that the meeting was initiated by the business advisor.

●	disclose (i) any discussions, if applicable, with Alps about the potential loss of clients in the near future or other events that may materially affect Alps’ prospects or its financial projections for future performance of the business, and (ii) any discussions about continuing employment or involvement for any persons affiliated with Globalink before the merger , any formal or informal commitment to retain the financial advisor(s) after the merger, and any pre-existing relationships between Globalink’s sponsor and additional investors.

Response: In response to the Staff’s comment, we revised our disclosure on page 121 of Amendment No. 2 to disclose the discussions of the Globalink Board about the potential risks that Alps may face in the near future or other events that may materially affect Alps’ prospects or its financial projections for the future performance of the business, the discussions about continuing employment or involvement for any persons affiliated with Globalink before the Business Combination, and any pre-existing relationship between Globalink’s sponsor and PIPE investors. We revised our disclosure on page 154 to disclose the commitment to retain the financial advisor after the Business Combination.

Refer to Item 1605 of Regulation S-K.

31.	You disclose that on January 23, 2024, the Globalink team, including its directors Beh Hong Shien, Lai Kian Huat, Agnes Wong, and management team, Say Leong Lim and Kelvin Chin, held an internal meeting to discuss and review Alps’ valuation based on internal assessment using Alps’ “forecasted discounted cashflow, Price/Revenue multiples, peer comparison, references of Hong Kong listed companies, and the friendly capital raise value.” Please revise to describe the information reviewed and discuss when and how the Board considered Alps’ financial projections and financial valuation analyses, who prepared and presented these projections and valuation analyses, and explain why Alps presented a “friendly capital raise value.”

Response: In response to the Staff’s comment, we revised our disclosure on page 121 of Amendment No. 2 to disclose the information reviewed and discuss when and how the Board considered Alps’ financial projections and financial valuation analyses, who prepared and presented these projections and valuation analyses, and explain that the “friendly capital raise value” refers to the commitment of PIPE Investment with a minimum amount of US$40 million.

32.	With respect to the five potential targets with which you entered into letters of intent, please expand on your disclosure to disclose the date on which such discussions were terminated and to clarify the reason or reasons each individual transaction was abandoned. Please also revise this section to discuss the previous business combination agreement with Tomorrow Crypto Group Inc. and describe the reasons the transaction was abandoned.

Response: In response to the Staff’s comment, we revised our disclosure on page 120 of Amendment No. 2 to disclose the date on which such discussions were terminated and to clarify the reasons each individual transaction was abandoned. We disclosed on page 120 of Amendment No. 2 to describe the reasons that the transaction was abandoned.

33.	We note your statement that “[t]he Alps team expressed interest in exploring a De-SPAC transaction as an alternative to a traditional IPO.” Please expand on this statement to explain why the Alps team was interested in exploring a de-SPAC transaction as an alternative to a traditional IPO.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 2.

34.	Please address, as applicable, the background, negotiation and reasons for the finder’s fee payable to IBDC Asia Sdn. Bhd. with value equal to 1% of the aggregate consideration for the Business Combination.

Response: In response to the Staff’s comment, we revised our disclosure on page 122 of Amendment No. 2 to disclose the background, negotiation and reasons for the finder’s fee payable to IBDC Asia Sdn. Bhd. With value equal to 1% of the aggregate consideration of the Business Combination.

35.	Please discuss what consideration, if any, the Board gave to the valuation of Alps and the consideration to be paid for Alps in reaching its decision with respect to the Business Combination. To the extent the Board did not take this factor into account in recommending the transaction, please explain why not.

Response: In response to the Staff’s comment, we revised our disclosure on page 124 of Amendment No. 2 to discuss the consideration the Board gave to the valuation of Alps and the consideration to be paid for Alps in reaching its decision with respect to the Business Combination.

36.	Please ensure this section discloses all material factors considered by the Board, both positive and negative. Additionally, please provide additional context for how the factors considered supported the Board’s recommendation. In this regard, we note that it is not clear what significance the Board gave to the various information they reviewed listed on page 122 .

Response: In response to the Staff’s comment, we revised our disclosure on under “Background of Business Combination” section of Amendment No. 2 to discuss the material factors considered by the Board, both positive and negative, and disclose the significance the Board gave to various information they reviewed.

37.	We note the disclosure that the Globalink Board supported the decision to enter into the Merger Agreement based on the Board’s evaluation of the due diligence performed by Globalink’s management which included a review and analysis of a financial projections model, including the financial projections prepared by Alps for the upcoming five years until the fiscal year 2029. Please tell us what consideration you gave to disclosing the projections in the proxy statement/prospectus. Refer to Item 1609 of Regulation S-K.

Response: We respectfully advise the Staff that we did not disclose the projections in the proxy statement/prospectus because the Globalink Board believes that the financial projections may have contained estimates and assumptions that susceptible to changes and uncertainties, and did not put much weight in considering the financial projections of Alps in determining the valuation of Alps nor in the decision of recommending the Business Combination for stockholders’ approval. Instead, the Globalink Board primarily relied on factors discussed under “The Acquisition Merger Proposal (Proposal 2) — Board’s Discussion of Valuation and Reasons for the Approval of the Business Combination” in making these determinations.

38.	You disclose that the Board reviewed the historic results and projected results, and the underlying assumptions of the projections, which were based on historical performance of Alps and the performance of peer or competitor companies. Please revise to disclose the considered peer companies and all material assumptions underlying the projections, and any material factors that may affect such assumptions. Refer to Item 1609(b) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure “Background of the Business Combination” on page 121 of Amendment No. 2 to disclose the per companies considered. We respectfully advise the Staff that as we do not disclose the financial projections due to reasons stated above in response to comment No. 37, we also do not disclose the assumptions underlying the projections.

39.	We note your statement that “[t]he Board also considered the availability and terms of the PIPE Investment prior to approving the Business Combination.” Please revise your Background section to explain the timeline for the PIPE Investment and how the Board was able to consider the PIPE Investment before approving the Business Combination. In this regard, we note that the Merger Agreement was signed on January 30, 2024 and the Subscription Agreements with the PIPE Investors were signed several months later on June 4, 2024 and June 5, 2024.

Response: In response to the Staff’s comment, we revised our disclosure in “Background of the Business Combination” on pages 119 through 122 of Amendment No. 2 to explain the timeline for the PIPE Investment and how the Board considered the PIPE Investment before approving the Business Combination.

40.	We note your statement that “[t]he Board determined that the terms of the PIPE Investment are fair and reasonable to Globalink.” Please disclose when the Board made this determination, whether the determination was unanimous and the matters the Board considered in reaching this determination.

Response: In response to the Staff’s comment, we revised our disclosure on pages 34 and 124 of Amendment No. 2 to disclose when the Board made this determination, that the determination was unanimous, and the matters the Board considered in reaching this determination.

41.	Please revise this section to provide a reasonably detailed discussion of Alps’ reasons for engaging in the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 145

42.	Please provide a discussion of the material U.S. federal income tax consequences of the Acquisition Merger or clarify that your disclosure addresses the material tax consequences of the Business Combination, which includes the Redomestication Merger and the Acquisition Merger. The existing disclosure appears to only address the consequences of the Domestication Merger. Refer to Item 1605(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on pages 138 and 145 in Amendment No. 2 to clarify that our disclosure addresses the material tax consequences of the Business Combination, which includes the Redomestication Merger and the Acquisition Merger.

Dilution to Globalink’s Stockholders, page 152

43.	Please revise your tabular disclosure to show the number of shares used to determine net tangible book value per share, as adjusted, rather than presenting per share figures. The tabular disclosure must show: the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted. Please ensure the tabular disclosure reflects all material probable or consummated transactions and other material effects on the SPAC’s net tangible book value per share from the de-SPAC transaction, including repayment of the promissory notes entered into with PGM, payment of deferred underwriting fees and estimated transaction expenses. Outside of the table, please describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of future dilution should include the Earnout Shares and outstanding public and private warrants to the extent their exercise is assumed not to be probable. Refer to Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the tabular disclosure in Amendment No. 2 to include additional points share figures and additional dilutive sources as requested.

44.	With respect to each redemption level, please state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the initial public offering price per share of common stock. Additionally, to the extent applicable, please provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Please refer to Items 1604(c)(1) and (2) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the disclosure on page 152 of Amendment No. 2 to include the requested information under Items 104(c)(1) and (2) of Regulation S-K.

Globalink’s Business

Agreement with Chardan, page 153

45.	We note your statement that “on February 2, 2024, Globalink entered into an amended agreement with Chardan.” Please clarify the purpose and terms of the amended agreement with Chardan.

Response: In response to the Staff’s comment, we revised our disclosure on page 154 of Amendment No. 2 to clarify the purpose and terms of the amended agreement with Chardan.

46.	We note your statement that “[y]our principal activities are research and development in various biotechnology-related products and services, with a focus on the use of precision and preventive medicine, and that substantially all of [y]our operations are conducted through Alps and [y]our subsidiaries and affiliate.” Please briefly explain how your focus on research and development in various biotechnology-related products and services relates to your existing business operations that appear to be focused on aesthetic treatments, general healthcare and other wellness services.

Response: The Company acknowledges the Staff’s comment and has revised page 158 of Amendment No. 2.

47.	Given that your product candidates appear to be at the pre-clinical or proof of concept phase, please revise your descriptions of your various products to clearly explain the work you have done to date to develop such products as well as your anticipated next steps for the development of each such product. For each of your products, your disclosure should clearly distinguish between your anticipated development of the product and the work you have actually accomplished to date.

Response: The Company respectfully acknowledges the Staff’s comment and has made relevant revisions on page 62 and throughout Amendment No. 2.

Share Subscription Agreement with Cilo Cybin Holdings Limited, page 160

48.	Please briefly explain the business of Cilo Cybin Holdings Limited and how this investment relates to your business model.

Response: The Company respectfully acknowledges the Staff’s comment and clarifies that Cilo Cybin Holdings Limited (“Cilo Cybin”) is listed on the Johannesburg Stock Exchange’s (JSE) AltX Board as of June 25, 2024, as a special purpose acquisition company (SPAC), to pursue the acquisition of, and investments in, commercial enterprises operating in the biotechnology and pharmaceuticals industries. Cilo Cybin has identified potential opportunities for asset acquisitions both in South Africa and globally. Among these opportunities is Cilo Cybin Pharmaceutical Proprietary Limited (“Cilo Cybin Pharmaceutical”), which is considered a viable asset.

Cilo Cybin Pharmaceutical intends to develop its exclusive house brand featuring cannabis and psychedelic products. Alps believes that these products may potentially lead to future therapeutic development targeting conditions such as epilepsy and Parkinson’s disease. Alps also sees a potential for collaboration with Cilo Cybin Pharmaceutical in research and development endeavors to enable each company to leverage each other’s strengths to drive innovation and accelerate the development and commercialization of new therapeutic solutions.

The Company has revised the disclosure on page 160 of Amendment No. 2 accordingly.

Development Status of NK Cells Therapy, page 162

49.	Please provide your basis for the statement that you “anticipate this transition to clinical trials to occur within one (1) year from the date of this proxy statement/prospectus” as well as other statements in the Information About Alps section regarding planned timing for clinical trials and other such milestones.

Response: The Company acknowledges the Staff’s comment and provides clarification regarding the timeline for NK cell therapy to transition to the clinical trial phase. Currently, Celestialab has completed the optimization phase under the POC stage. Celestialab is now preparing to enter the validation phase under the POC stage, which involves replicating the process consecutively and completing media-fill tests.

Once validation is concluded, Celestialab will proceed with the preparation and design of pre-clinical trials. These trials will focus on assessing efficacy, conducting toxicology studies, and determining the appropriate dosages and safety protocols. Celestialab anticipates completing the pre-clinical trials by the end of the third quarter of 2025. Based on this timeline, we expect the transition to clinical trial to occur within one (1) year from the date of the proxy statement/prospectus.

In relation to the planned timing for CAR-T, Celestialab plans to commence CAR-T cell production within 12 to 18 months following the Closing is underpinned by its existing infrastructure and expertise. Celestialab already manufactures a variety of cell products including Wharton’s jelly-derived mesenchymal stem cells, NK cells, exosomes, and induced pluripotent stem cells. This manufacturing experience demonstrates that Celestialab operates a CPC with cGMP facility with the necessary clean rooms, laboratory equipment, and controlled environment facilities that can be adapted for CAR-T cell production.

In relation to the planned timing for COVID-19, MyGenome is currently actively progressing through the in vitro phase of the pDNA constructs. Upon completing the in vitro POC, MyGenome plans to advance to the in vivo validation and formulation, which is projected to conclude by the end of 2025. Following this, the focus will shift to conducting a safety study under GLP guidelines, targeted to begin in early 2026. Once the safety study is complete, MyGenome will compile and submit a dossier to the NPRA seeking approval to initiate clinical trials. These trials are scheduled to take place between 2026 and 2028, with the goal of achieving product registration by the end of 2029.

The Company has revised the disclosures on pages 162, 166 and 170 of Amendment No. 2 accordingly.

Our Pipeline, page 162

50.	Please address the following with respect to your pipeline table:

●	please revise the arrows for each product candidate to indicate the current status of such candidate and only put the arrow at the end of the column if that phase of development has been completed;

Response: The Company acknowledges the Staff’s comment and has revised page 162 of the Amendment No. 2.

●	provide your basis for the timelines noted for Phase 1, Phase 2 and Phase 3 studies;

Response: The Company acknowledges the Staff’s request for clarification regarding the timelines for Phase 1, Phase 2, and Phase 3 clinical trials. The timelines provided for these phases are based on industry standards and typical study durations for similar trials. These estimates account for standard study durations but may vary based on factors such as patient recruitment rates, trial design complexities, and regulatory requirements. Alps uses historical data and industry benchmarks to estimate these durations. These timelines are based on preliminary estimates and are subject to potential adjustments. These timelines may be influenced by several factors including, but not limited to, regulatory agency review times, patient recruitment processes, clinical trial execution, and other unforeseen variables that could arise during the development process.

The Company has revised the disclosure on page 162 of Amendment No. 2 accordingly.

●	clarify why the product candidates in the bottom half of the pipeline table go directly from proof of concept to regulatory approval without any pre-clinical or clinical testing; and

Response: The Company acknowledges the Staff’s request for clarification regarding the product candidates listed in the bottom half of the pipeline table, specifically, the mRNA diagnostics for lung cancer, cervical cancer, breast cancer and colorectal cancer, as well as exosome applications for cosmetic and wound care.

These product candidates are designed as diagnostic tools and cosmetic treatments rather than therapeutic interventions. As such, they follow a different regulatory pathway. In Malaysia, regulatory approval for these types of products may not necessitate the same extensive pre-clinical or clinical testing required for new therapeutic drugs. Instead, these products must meet specific regulatory standards and provide sufficient statistical evidence of safety and efficacy through documentation and studies appropriate for regulatory approval.

The Company has revised the disclosure on page 162 of Amendment No. 2 accordingly.

●	increase the font size or resolution to ensure that the text is legible.

Response: The Company acknowledges the Staff’s comment and, in response, has replaced the graphics, charts and accompanying text to ensure they are clearly legible.

cGMP-compliant Facility, page 170

51.	We note disclosure throughout your filing regarding cGMP guidelines to ensure the quality and safety of your processes and products. Please clarify, if true, that currently only Celestialab operates a cGMP-certified facility.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 170 of Amendment No. 2 to clarify that Celestialab is the only facility within Alps that operates with cGMP certification.

MYCELEST, page 179

52.	Your disclosure here notes that you are conducting a “randomized, double-blind, placebo- controlled study” that “involves 28 newly diagnosed adults with type 1 and type 2 diabetes.” Please clarify if you are engaged in clinical trials and reconcile this disclosure with your statement that “MYCELEST’s development is in the pre-clinical trial phase.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 of Amendment No. 2.

mRNA (Diagnostic), page 188

53.	Please clarify the current status of your mRNA diagnostic testing work. In particular, we note your statement on page 190 that “[p]resently, the MyGenome biomarker laboratory is equipped to detect up to 31 types of diseases (as stated below), utilizing various biomarkers.” Please clarify if you have already developed a product that can detect up to 31 types of diseases or if this represents preliminary or early stage results.

Response: The Company acknowledges the Staff’s comment and wishes to clarify that, as of the date of this letter, no diagnostic products or kits have been developed for commercial use. At present, MyGenome is still in the process of collecting and analyzing cancer data to support the development of these products. The current work is focused on compiling comprehensive and reliable data to ensure the accuracy and efficacy of the diagnostic tests. While a diagnostic product or kit has not been developed, MyGenome does have a biomarker laboratory which has the necessary equipment to detect up to 31 types of diseases, MyGenome is currently working on the gene profiling with a targeted focus on breast, lung, colorectal, and cervical cancer, utilizing various biomarkers.

The Company has revised the disclosure on page 188 of Amendment No. 2 accordingly.

Our Income Streams, page 196

54.	Please expand your disclosure regarding the range of services you currently offer to provide additional detail and context regarding your operations. For example, please explain the number of treatment centers you operate as well as a description of the revenue generated from your services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure from on Pages 196 to 206 of Amendment No. 2.

55.	We note the disclosure that your WGS sequencer is designed to provide high sensitivity and accuracy for each base detected during sequencing for reliable data generation and that you can demonstrate quality data with accuracy for SNP and Indel calling rate of 99.9% and 99%. Please revise to clarify whether your data has been verified by any third- party entity.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 204 of Amendment No. 2 to clarify that the data has not been independently verified by a third-party entity. Rather, MyGenome is relying on the specifications and performance benchmarks provided by its supplier, MGI Tech Co., Ltd., for the DNBSEQ™ technology, which is the genetic sequencer currently in use. These specifications assure the accuracy and sensitivity of the data generated by the sequencer.

Our Unique Capabilities, page 204

56.	We note your disclosure that “On March 31, 2021, Alps Global Holding Berhad entered into a lease agreement with Celestialab Sdn. Bhd. (“Lease Agreement”), pursuant to which Alps Global Holding Berhad granted Celestialab Sdn. Bhd. a right to use certain patent for a term of 10 years commencing on March 31, 2021 and expiring on March 31, 2031. Under this Lease Agreement, Celestialab Sdn. Bhd. is required to pay Alps Global Holding Berhad a monthly fee of RM12,5000.00 (approximately US$2,612.88).” Celestialab appears to be a wholly-owned subsidiary of Alps Global Holding Berhad. As such, please clarify the background and rationale for entering into this Lease Agreement. Additionally, please explain what patent is being licensed and its significance to your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 208 of Amendment No. 2 to provides the following clarification regarding the Lease Agreement between Alps and Celestialab.

The Lease Agreement, effective March 31, 2021, grants Celestialab Sdn. Bhd. the right to use a patented process, specifically the dual channel – liposuction system for the collection and separation of adipose tissue-derived primary stem cells (the “Patent”), for a term of 10 years. The Company is in the view that this Patent may have certain potential to be further develop as a product candidate.

Celestialab Sdn. Bhd. is a wholly-owned subsidiary of Alps Global Holding Berhad and utilizes the Patent in the course of its business activities. The Lease Agreement was established and entered to ensure that this Celestialab’s usage of the patent is conducted on arm’s length, to comply with transfer pricing regulations in Malaysia.

57.	Please describe the material terms of the license agreements and clarify the specific intellectual property being transferred in the license agreements noted here as well as their significance to your business.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 209 of Amendment No.2.

58.	Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product for material patents, as well as the expiration year and the jurisdiction of each such patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard, it may be useful to provide tabular disclosure.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 208 and 209 of Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps, page 225

59.	We note that your R&D activities are central to your business and you anticipate that your R&D expenses will continue to increase in absolute amounts in the foreseeable future as you advance pre-clinical development for product candidates and continue to make strides in scientific research and product development. We also note your disclosures on page 162 regarding your product pipeline. In this regard, please disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately as we note your statement that you allocate direct R&D expenses to each product candidate at page 227. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) and corresponding amounts which should reconcile to total research and development expense separately stated on the Statements of Operations.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 227 of Amendment No.2.

60.	Please include a discussion of the significant factors impacting your income tax expense and effective tax rate. Specifically address the factors resulting in the recording of income tax expense though you incurred a loss before income tax. Refer to Item 5 of Part I of the Form 20-F.

Response: The Company acknowledges the Staff’s comment and updated its disclosure on page 228 of Amendment No. 2 to reflect the below.

In FY2023, the Group recorded income tax expenses of USD 147,802 although a loss before tax of USD 582,060 was recorded. The main factor contributing to the income tax expense is derived from the under provision of income tax expense in TMC Global Holdings Sdn. Bhd. (“TMC”) in FY2022, by USD118,113. The under provision arises from the deferred income which should be taxed ahead in accordance with the Malaysian income tax laws.

In FY2024, income tax credit resulted from the derecognition of deferred tax liabilities from TMC. TMC is in deferred tax assets position as of FY2024 resulting from the unabsorbed business losses during the financial year.

Cost of sales, page 226

61.	We note your reference to “profit sharing on hair implant services.” Please clarify the profit sharing agreements you enter into and how they relate to your business.

Response:

The Company acknowledges the Staff’s comment and updated its disclosure on page 226 of Amendment No. 2.

Liquidity and Capital Resources, page 227

62.	We note the disclosure that Alps expects that it will need approximately “US$1,500,000 in the next 12 months to finance its working capital needs and an additional US$1,000,000 for the next 12 months.” Please revise to clarify the anticipated liquidity position of the Combined Company following the business combination, including the amount of cash on hand you expect to have following potential shareholder redemptions and the payment of expenses related to the business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 228 of Amendment No. 2.

Note 3. Accounting for the Business Combination, page 238

63.	You disclose that PubCo’s senior management will be the senior management of the Combined Company. Please further clarify in your disclosures whether the management will be of Alps Holdco or Globalink.

Response: In response the Staff’s comment, we revised page 238 of Amendment No. 2 to include the following disclosure:

“Alps Holdco has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Alps Holdco Shareholders will have the largest voting interest in PubCo under both the no redemption and maximum redemption scenarios;

●	The board of directors of the Combined Company will be designated solely by Alps Holdco, with at least three (3) directors qualifying as independent directors under the Securities Act and the Nasdaq rules);

●	PubCo’s senior management will be the senior management of Alps Global Holding Berhad;

●	The business of PubCo will comprise the ongoing operations of Alps Global Holding Berhad; and

●	Alps Holdco is the larger entity, in terms of substantive assets.”

64.	Please disclose how you will account for the earnout shares, including a summary of the significant terms which led to your determination of how they should be accounted.

Response: In response to the Staff’s comment, we revised page 238 of Amendment No. 2 to include the following disclosure:

“As further consideration in the transaction, Alps Holdco Shareholders will be eligible to receive up to an aggregate of 48,000,000 additional PubCo ordinary shares (the “Earnout Shares”) upon the completion of certain milestones relating to the consolidated revenue of the Combined Company for five fiscal years following the Closing. The Earnout shares are representative of a financial instrument that provides for the issuance of shares if certain revenue milestones are achieved as summarized within section 4.5 of the Merger Agreement, which is based on a contingent event that is outside of the control of the Company and the holder. The settlement of the Earnout provision could result in a variable number of shares being issued upon settlement based on the cumulative nature of the Earnout provision; therefore, the Company has concluded that the Earnout provision is required to be classified and recorded as a financial liability at inception and remeasured at fair value at each reporting period until settlement with the changes in fair value recorded within earnings.”

Note 4. U.S. GAAP to IFRS Conversion and Presentation Alignment, page 238

65.	For adjustment (b), based on the disclosures provided on page F-14, please better clarify in your disclosures the specific terms that led you to determine that the public warrants should be reclassified as liabilities.

Response: In response to the Staff’s comment, we revised our disclosure on page 239 of Amendment No. 2 to include the following:

“(b) To reclassify and present the Public Warrants of Globalink as other liabilities under IFRS, as warrant holders have the right to require Globalink to redeem the Globalink Public warrants and Globalink has an irrevocable obligation to deliver cash or another financial instrument for such redemption. Specifically, there are redemption provisions for the warrants whereby they may be redeemed on a cashless basis, in which case the holders will receive a variable number of common stock based on the then market value to result in settlement equivalent to $0.01 per warrant.”

Conflicts of Interest, page 247

66.	You refer here to the treatment of shares of your common stock that would apply if your insiders were to make open market purchases of additional shares. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: We respectfully advise the Staff that, based on the Insider Letter, Globalink’s directors, officers, the Sponsor, and PGM agreed to vote all their shares of Globalink common stock, whether acquired before or after Globalink’s initial public offering in December 2021, in favor of an initial business combination of Globalink. As such, the conditions set forth under Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022) cannot be satisfied. In this case, such potential purchases would be subject to the prohibitions under Rule 14e-5.

In response to the Staff’s comment, we revised our disclosure on pages 249 and 267 of Amendment No. 2 to clarify that our insiders do not intend to make open market purchases of additional shares.

Directors and Executive Officers of Alps Holdco Group, page 248

67.	Please revise your disclosure to describe any actual or potential material conflict of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, between Alps Holdco Group’s officers or directors and the unaffiliated security holders of Globalink. Refer to Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and updated its disclosure on page 248 of Amendment No. 2.

Financial Statements, page F-1, page F-1

68.	Pursuant to Item 14(h) of the Form F-4, please also provide financial statements of the registrant Alps Global Holding Pubco. In that regard, we note you intend to include the registrant in a separate column in the pro forma financial information

Response: We respectfully advise the Staff that Alps Pubco is a newly incorporated exempted company in Cayman Islands on May 14, 2024 for the purpose of completing a business combinations with all of the shareholders of Alps Global Holding Berhad will exchange their equity ownership for identical interests in Alps Pubco. Alps Pubco has not commenced operations and has no assets or liabilities since its incorporation. Accordingly, the financial statements of Alps Pubco may be omitted in accordance to SEC Financial Reporting Manual 1160. The Company has revised the disclosure on pages 48 and 225 of Amendment No.2.

69.	Your disclosures indicate that the business combination will be between Globalink and Alps Holdco with Alps Holdco representing Alps Life Sciences Inc. The financial statements provided in the F-4 are for Alps Global Holding Berhad. Please help us understand what consideration you gave to providing the financial statements of Alps Life Sciences, Inc. including if and when it has been incorporated and if there are any other assets/liabilities/operations aside from those of Alps Global Holding Berhad. Please also disclose the details for the arrangement for Alps Holdco to hold Alps Global Holding Berhad as a wholly owned subsidiary, referred to as the Proposed Reorganization at page 158, and any accounting consequence out of such arrangement.

Response: We respectfully advise the Staff that Alps Holdco was incorporated on April 11, 2024, after the financial year ended March 31, 2024. Alps Holdco is an exempted company established as a shell holding company for Alps to facilitate the Business Combination. It has no assets, liabilities, or operations other than those of Alps Global Holding Berhad.

Alps Holdco and Alps Global Holding Berhad are entities under common control, where Dr. Tham Seng Kong is the controlling party. A business combination involving entities under common control is one in which all combining subsidiary companies are ultimately controlled by the same party both before and after the Business Combination, and that control is not transitory. Alps group has elected to apply merger accounting to consolidate the financial results of these entities.

Under the merger method of accounting, the results of the subsidiary companies are presented as though the business combination had occurred at the beginning of the current and prior financial years. Assets and liabilities are combined based on their carrying amounts from the perspective of the common control shareholder at the transfer date. On consolidation, the difference between the carrying value of the investment in subsidiary companies and the share capital of the Group’s subsidiary companies is recorded in the merger reserve.

Financial Statements of Alps Global Holding Berhad, page F-41

70.	Please tell us how you have considered to present net loss per share information in your consolidated statement of operations at F-45 following IAS 33.

Response: In response to the Staff’s comment, the Company has updated the consolidated financial statements for the year ended March 31, 2024 to include a note detailing the calculation for loss per ordinary share. Please refer to Note 27 in the consolidated financial statements.

Note 1. Corporate Information Business Description, page F-49

71.	Please revise to disclose all your consolidated subsidiaries here, preferably in a table format, to include your percentage of ownership, as well as the time since when you started to consolidate them; for examples clearly labeling the ones acquired prior to fiscal 2023 and newly acquired one(s) in fiscal 2024 as you disclosed at page 160. As a related matter, for any significant new acquisitions, including Cilo Cybin Holdings Limited, tell us what consideration you gave to including their financial statements under Rule 3-05 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the consolidated financial statements to include details on the percentage of ownership and the timing of consolidation for subsidiary companies. Please refer to Note 31 in the consolidated financial statements.

In response to the Staff’s comment regarding Cilo Cybin, Alps has made an investment in Cilo Cybin, a SPAC that is pursuing the acquisition of, and investments in, commercial enterprises operating in the biotechnology and pharmaceuticals industries. This investment has been recorded as deposits in the consolidated financial statements. As of March 31, 2024, this investment has yet to be finalized, and therefore, the amount paid remains classified as deposits paid as of the financial year ended 31 March 2024.

Note 3. Material Accounting Policy Information, page F-51

72.	Please provide a revenue recognition policy and the other related disclosures called by for IFRS 15.110 through 129. Your policy should specifically address your recognition policy for all of your significant products and services. Please specifically also address your accounting for profit sharing on hair implant services, including what consideration was given to the guidance in IFRS 15.B34 through B38 in regards to principal versus agent considerations.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages F-52 and F-53 of Amendment No. 2.

Note 13. Related Party Transactions, page F-64

73.	Please revise to include all required disclosures for related party transactions under IAS 24.18 and 19, including but not limited to providing a list of your related party and the nature of the related party relationship, as well as information about the transaction terms and conditions including commitments, in addition to the related balances.

Response: In response to the Staff’s request, the lists of associate companies and subsidiary companies are detailed in Notes 9 and 31 to the financial statements. Additionally, a reference to these notes has been incorporated into Note 13 for comprehensive disclosure.

General

74.	Please revise to ensure that your graphics, charts and accompanying text are legible. We note your presentations on pages 164-166, 169, 172, 187 and 191.

Response: The Company acknowledges the Staff’s comment and, in response, has replaced the graphics, charts and accompanying text to ensure they are clearly legible.